[PEP BOYS LOGO]
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Press Release                       New York
Stock Exchange "PBY"
                                    For Immediate Release
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                                                                January 26, 1999

           PEP BOYS ANNOUNCES PRELIMINARY RESULTS OF SELF-TENDER OFFER

The Pep Boys - Manny, Moe & Jack (NYSE: "PBY") announced today the preliminary results of its "Dutch Auction" issuer tender offer, which expired at 12:00 Midnight, New York City time, on January 25, 1999. Based on a preliminary count by American Stock Transfer & Trust Company, the depositary for the tender offer, approximately 12,002,000 shares of common stock were tendered and 11,276,502 shares have been accepted for purchase at a price of $16.00 per share.

The Company has decided to exercise its option to purchase an additional 2% of its outstanding shares. As a result, the Company increased the number of shares to be purchased by 1,276,502.

Due to the over-subscription, shares tendered will be pro-rated, except for "odd lots" (or holdings of fewer than 100 shares), which will be purchased in full. The pro-ration factor is estimated to be approximately 94%, including shares tendered pursuant to guaranteed delivery.

The determination of the specific shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure.

Pep Boys commenced the tender offer on December 23, 1998, at which time it announced its intention to purchase up to 10,000,000 shares of its common stock at a purchase price not greater than $16.00 nor less than $13.50 per share.

Prior to the tender offer, Pep Boys had 63,825,110 shares of common stock outstanding. Following the purchase of shares tendered, Pep Boys will have approximately 52,549,000 shares of common stock outstanding.

Payment for shares validly tendered and accepted will be made promptly, subject to proper delivery of shares according to the terms of the offer.
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Contact: Nancy R. Kyle, Director of Investor Relations         [Pep Boys logo
3111 West Allegheny Avenue, Philadelphia, PA 19132             with caricatures]
Phone: 215-430-9720   Fax: 215-223-5267
E-mail address: Nancy_Kyle@pepboys.com
Internet: http://www.pepboys.com